上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

08001715

Our Ref: SIHL/ADR/08

31st March 2008

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC
Mail Processing
Section

APR 02 2008

Washington, DC
104

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the announcement dated 28th March 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

CONNECTED TRANSACTION

The Board of Directors of the Company announces that on 28th March 2008, SI Pharmaceutical, a subsidiary of the Company, has entered into the Counter-Indemnity Agreement with Guangdong Techpool in respect of the provision of the Guarantee for the Bank Loan to be made available to Guangdong Techpool.

Guangdong Techpool is an indirect non wholly-owned subsidiary of the Company. One of Guangdong Techpool's directors and his associate (as defined in the Listing Rules) together hold an aggregate of a 35.04% equity interest in Guangdong Techpool. He is also a director of other subsidiaries of the Group. By virtue of the above, Guangdong Techpool is a subsidiary of the Company and at the same time it is deemed to be a connected person of the Company within the meaning of the Listing Rules. Accordingly, pursuant to Chapter 14A of the Listing Rules, the provision of the Guarantee by SI Pharmaceutical for the Bank Loan to be made available to Guangdong Techpool constitutes a connected transaction for the Company.

As the total assets ratio represented by the aggregate amount of the subject Guarantee in this announcement together with the Related Guarantees exceeds 0.1% but is less than 2.5% as determined in accordance with the Listing Rules 14A.25 and 14A.66(2)(a), the subject Guarantee is exempt from the independent shareholders' approval requirements but are subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

The board (the "Board") of directors (the "Directors") of Shanghai Industrial Holdings Limited (the "Company") announces that on 28th March 2008, Shanghai Industrial Pharmaceutical Investment Co. Ltd., a subsidiary of the Company, has entered into a counter-indemnity agreement (the "Counter-Indemnity Agreement") with Guangdong Techpool Biochem Pharma Co. Ltd. ("Guangdong Techpool") in respect of a guarantee (the "Guarantee") to be provided by SI Pharmaceutical for a bank loan of RMB10,000,000 (equivalent to approximately HK$10,684,000) to be made available by Industrial & Commercial Bank of China, Guangzhou New Technology Development Zone Branch ("ICBC") to Guangdong Techpool.

Borrower	:	Guangdong Techpool (an indirect non wholly-owned subsidiary in which SI Pharmaceutical holds a 51% interest).
Lender	:	ICBC.
Guarantor	:	SI Pharmaceutical (an indirect non wholly-owned subsidiary in which the Company holds a 43.62% interest).
Bank Loan	:	the RMB10,000,000 (equivalent to approximately HK$10,684,000) bank loan to be made available by ICBC for a period of one year from the date of drawdown of the loan (the "Bank Loan"). . The terms of the loan agreement in respect of the Bank Loan are on normal commercial terms and the interest rate thereon shall be comparable to the prevailing market rate. The Bank Loan is repayable upon expiry of the term of the loan agreement.
Guarantee Amount	:	SI Pharmaceutical provides guarantee in the amount of RMB10,000,000 (equivalent to approximately HK$10,684,000) in favour of ICBC in respect of the Bank Loan. In the circumstances Guangdong Techpool fails to repay the Bank Loan and any interest and expenses thereon, SI Pharmaceutical is obligated to repay such amount. There are no fees or commission payable by Guangdong Techpool to SI Pharmaceutical for the provision of the Guarantee apart from those stipulated in the loan agreement.

In consideration of SI Pharmaceutical providing the Guarantee for the Bank Loan, SI Pharmaceutical entered into the Counter-Indemnity Agreement with Guangdong Techpool on 28th March 2008. Pursuant to which, Guangdong Techpool shall indemnify SI Pharmaceutical for any loss which may be incurred by it in connection with or arising from the provision of the Guarantee as a result of any non-repayment of the Bank Loan and any interest and expenses thereon by Guangdong Techpool. In addition, Guangdong Techpool will pledge its assets (mainly comprises raw materials and equipments), with a value of not less than RMB11,670,000 (equivalent to approximately HK$12,468,000) in total in favour of SI Pharmaceutical as counter indemnities (the "Counter Indemnity").

REASONS FOR THE TRANSACTION

The subject Guarantee is a renewal of the existing guarantee provided by SI Pharmaceutical for a bank loan of RMB10,000,000 (equivalent to approximately HK$10,684,000) made available by ICBC to Guangdong Techpool. The purpose of the Guarantee provided by SI Pharmaceutical is to enable Guangdong Techpool, a subsidiary of SI Pharmaceutical, to obtain the Bank Loan so as to support its normal business operations. SI Pharmaceutical is a company listed on the A Shares Market of the Shanghai Stock Exchange. Generally, banks are more confident in the financial position of listed companies and therefore ICBC requested SI Pharmaceutical, which is the immediate holding company of Guangdong Techpool to provide guarantee for the Bank Loan.

The Group is of the view that the arrangement of the Guarantee to be provided by SI Pharmaceutical to ICBC is a normal commercial practice and the terms of which are similar to those offered by other banks. In view of the above and the fact that a counter indemnity is provided by Guangdong Techpool to SI Pharmaceutical, the Directors (including the Independent Non-Executive Directors) are of the view that the subject Guarantee is is fair and reasonable and in the interests of the shareholders of the Company as a whole.

CONNECTED TRANSACTION

Guangdong Techpool is an indirect non wholly-owned subsidiary of the Company. One of Guangdong Techpool's directors and his associate (as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules")) together hold an aggregate of a 35.04% equity interest in Guangdong Techpool. He is also a director of other subsidiaries of the Group. By virtue of the above, Guangdong Techpool is a subsidiary of the Company and at the same time it is deemed to be a connected person of the Company within the meaning of the Listing Rules. Accordingly, pursuant to Chapter 14A of the Listing Rules, the provision of the Guarantee by SI Pharmaceutical for the Bank Loan constitutes a connected transaction for the Company.

To the best knowledge of the Company, ICBC is a party independent of and not connected with the Company and connected persons (as defined in the Listing Rules) of the Company.

Taking into account of the other guarantees provided by SI Pharmaceutical or its subsidiary to Guangdong Techpool or its associate (as defined in the Listing Rules) effected within a 12-month period preceding the subject Guarantee ("Related Guarantees"), the aggregate guarantee amount, including the Guarantee, will be in the extent of RMB60,000,000 (equivalent to approximately HK$64,103,000) and any interest thereon. Details of the Related Guarantees were announced by the Company on 15th November 2007 and 25th January 2008 respectively.

As the total assets ratio represented by the aggregate amount of the subject Guarantee together with the Related Guarantees exceeds 0.1% but is less than 2.5% as determined in accordance with Rules 14A.25 and 14A.66(2)(a) of Listing Rules, the subject Guarantee is exempt from the independent shareholders' approval requirements but are subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

GENERAL

The Company and its subsidiaries are principally engaged in the business of real estate, infrastructure facilities, medicine and consumer products. Guangdong Techpool is engaged in research, development, manufacture and sale of bio-pharmaceutical products.

For the purposes of this announcement, the exchange rate of HK$1.00 = RMB0.936 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amounts has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 28th March 2008

As at the date of this announcement, the Board of Directors of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

END